Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-145909
Prospectus
2,926,922 Shares
of
Common Stock
CARRINGTON LABORATORIES, INC.
          This prospectus covers a total of up to 2,926,922 shares of our common stock, par value $0.01 per share, that may be offered from time to time by the selling shareholders named in this prospectus. The shares being offered by this prospectus consist of 2,926,922 shares issuable upon conversion of 10% Convertible Debentures due April 26, 2010 and as payment of principal and interest pursuant to the terms of the debentures and the exercise of Series D-1, D-2 and D-3 and Series E-1 and E-2 warrants.
          This prospectus also covers any additional shares of common stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the above-described debentures and warrants by reason of stock splits, stock dividends, or similar events. The foregoing debentures and warrants were acquired by the selling shareholders in private placements by us that closed on April 27, 2007 and August 27, 2007.
          We are registering these shares of our common stock for resale by the selling shareholders named in this prospectus, or their transferees, pledges, donees or successors. We will not receive any proceeds from the sale of these shares by the selling shareholders. These shares are being registered to permit the selling shareholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of the sale. Securities laws and Securities and Exchange Commission regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.
          Our common stock is quoted on the OTC Bulletin Board under the symbol “CARN.OB.” On April 14, 2008, the last reported sale price of our common stock was $0.44 per share.
          See “Risk Factors,” in Item 1.A of our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference herein, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is April 17, 2008.

PROSPECTUS SUMMARY
          The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.
The Company
          Incorporated in Texas in 1973, Carrington Laboratories, Inc. is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. Our research and proprietary product portfolios are based primarily on complex carbohydrates isolated from the Aloe vera L. plant. In 2007 our business was comprised of three business segments: our Medical Services Division, Consumer Services Division and DelSite. We sell prescription and nonprescription medical products through our Medical Services Division and provide manufacturing services to customers in medical markets. Through our Consumer Services Division we sell consumer and bulk raw material products and also provide product development and manufacturing services to customers in the cosmetic and nutraceutical markets. DelSite operates independently from our research and development program and is responsible for the research, development and marketing of our proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. In our Annual Report on Form 10-K, see Note One to our consolidated financial statements regarding our ability to continue as a going concern.
          We maintain our principal executive offices at 2001 Walnut Hill Lane, Irving, Texas 75038. Our telephone number is (972) 518-1300. Our website is located at www.carringtonlabs.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation and Stock Option, Board Governance and Nominating and Executive Committees; and our Code of Business Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.
Recent Shift in Business Strategy and Liquidity Update
          Our strategy for the past seven years has been to grow as a research-based biopharmaceutical company, focused on offering quality products and manufacturing services to current and potential customers and to develop and bring to market DelSite’s proprietary GelSite® polymer platform technology. A key component of this strategy was the utilization of profits from the manufacturing business to fund the DelSite research. We utilized manufacturing facilities in the United States and Costa Rica and laboratory facilities in Irving, Texas and College Station, Texas in our efforts to achieve our strategic goals. However, the capital requirements of DelSite’s research and development efforts have exceeded the profitability of the manufacturing operations and precluded the investment necessary to grow the manufacturing operations.
          In November 2007, our Board of Directors decided to shift our long-term strategic focus solely to the development and promotion of DelSite’s technologies and utilization of the manufacturing facilities in Costa Rica which support DelSite. Key components of this strategy going forward are to:
•	develop and market the proprietary GelSite® polymer technology for delivery of vaccines and therapeutics;

•	enter into strategic partnerships and collaboration arrangements related to the GelSite® technology;

•	continue to develop the knowledge of polymers and their relationship to vaccines and bioactive protein and peptide therapeutics; and

•	enlarge and diversify the customer base for bulk raw materials and products produced in Costa Rica to increase the profitability of that facility.
          As a result of this shift in strategic focus, our packaged product manufacturing operations in the United States, which have experienced operating losses in recent years and are not anticipated to provide sufficient revenues to support our development of DelSite’s technology as we move forward, no longer fit within our strategy and we are in the process of selling the assets supporting our U.S. packaged product manufacturing operations. In January 2008, we engaged the investment banking firm of Milkie/Ferguson Investments, Inc. to represent us in the sale process. This proposed sale will likely include all of the Medical Services Division and products manufactured in the U.S. from the specialty manufacturing services portion of the Consumer Services Division.
          In recent years our Costa Rica manufacturing operations have been profitable, while our U.S. manufacturing operations failed to generate a sufficient amount of revenues to cover associated expenses. After the implementation of our new strategic focus (including disposition or discontinuance of our U.S. manufacturing operations) our overall financial profile will change substantially. Under these assumptions, we anticipate our overall annual revenues and expenses will be reduced by approximately $15.3 million, or 70.4%, and $18.3 million, or 63.6%, respectively.
          Assuming we are able to overcome our present liquidity issues, it is anticipated that our Costa Rica operations will generate sufficient profits to cover our reduced corporate expenses. However, we will need to fund our DelSite research and development expenses through additional equity offerings, additional licensing and grant revenues and other sources.
          Our implementation of this shift in our strategic focus is wholly contingent upon our ability to overcome our significant liquidity issues. On April 1, 2008, we failed to make timely payments of monthly interest and principal under our senior secured convertible debentures, which constitutes an event of default under the terms of the debentures. As a consequence of the event of default and for so long as such event is continuing, the interest rates applicable to the debentures will be increased to the default rate of 18% per annum. Additionally, the occurrence of an event of default entitles each holder of such debentures to require us to pay to such holder 115% of the outstanding principal amount of such debenture plus all accrued and unpaid interest on such debenture. As of April 1, 2008, the aggregate principal and accrued interest under the debentures amounted to approximately $6,790,000, which does not include possible additional amounts for unpaid interest at the default rate, attorneys’ fees and costs, costs of collection and other fees, charges and expenses that may be paid or incurred by the holders of the debentures. At this time, we have not received notice from any of the debenture holders with respect to any event of default. We are negotiating with the holders of the debentures to cure the defaults.
          With respect to our $5 million of notes issued to various investors in 2005 and our $400,000 note issued to Swiss-American Products, Inc., we failed to make a required interest payment of $81,000 on April 10, 2008. Our failure to pay any principal or interest when due and payable (which is not remedied within ten business days thereafter) constitutes an event of default. In addition, our failure to pay any indebtedness in excess of $2,000,000 constituting principal or interest owed by us with respect to borrowed money and our breach or default in the performance of any agreement or instrument by which any such indebtedness is issued, evidenced, governed, or secured, and, in each case, (1) any such failure, breach or default results in the acceleration of such indebtedness, and (2) such indebtedness has not been discharged in full or such acceleration has not been stayed, rescinded or annulled within five business days of such acceleration constitute events of default under such notes. The occurrence of an event of default under the notes entitles the holder of each note to declare all outstanding obligations under such note immediately due and payable. As such, if our indebtedness under the debentures is accelerated, then an event of default under the notes may occur entitling the holder of the notes to accelerate all indebtedness under the notes. We have until April 24, 2008 to remedy such failure to pay. As of April 1, 2008 the aggregate principal and accrued interest under the notes amounted to approximately $5,481,000, which does not include possible additional amounts for attorneys’ fees and costs, costs of collection and other fees, charges and expenses that may be paid or incurred by the holders of the notes. We are negotiating with the holders of the notes regarding the amounts due thereunder.
          As a result of some of these defaults, we have classified $3,090,000 of our long-term debt as current. Unless we are able to restructure our existing indebtedness, obtain waivers or forbearance from our existing lenders or raise significant additional capital ($2 million to $3 million) within the next 50 days, and $6 million to $8 million for the next 12 months, management believes that it is unlikely that we will be able to meet our obligations as they become due and to continue as a going concern. As a result, absent such circumstances, we will likely file for bankruptcy or seek similar protection. In our Annual Report on Form 10-K, see Note One to our consolidated financial statements regarding our ability to continue as a going concern, “Management’s Discussion & Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources” and Item 1A “Risk Factors-We could be required to make substantial cash payments upon an event of default, a failure to meet certain financial covenants or a change of control under our senior secured convertible debentures and related warrants, and, because the debentures are secured, holders of the debentures could take action against our assets upon an event of default.”
The Offering

Common stock offered by the selling shareholders to be issued upon conversion of 10% Convertible Debentures due April 26, 2010 and as payment of principal and interest pursuant to the terms of the debentures and the exercise of Series D-1, D-2 and D-3 and Series E-1 and E-2 warrants
2,926,922 shares

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling shareholders.

OTC Bulletin Board symbol	CARN.OB

RISK FACTORS
     Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks, cautionary statements and other information contained in this prospectus and in our other filings with the SEC that we incorporate by reference, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The risks and uncertainties described in these documents are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on our company, our business, financial condition, results of operation and/or liquidity could be seriously harmed. In that event, the market price for our common stock will likely decline, and you may lose all or part of your investment.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors,” which include, but are not limited to, the following:
•	our inability to achieve profitability;

•	our dependence on a limited number of customers;

•	the competitive nature of the pharmaceutical industry;

•	our inability to protect our intellectual property;

•	our inability to obtain the funds needed to carry out clinical trials and other research and development projects;

•	the possibility that the results of our clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested;

•	our inability to obtain the required approvals of new products from the appropriate government agencies;

•	the condition, capacity and adequacy of our manufacturing and laboratory facilities and equipment;

•	the adequacy of our cash resources and cash flow from operations to finance our current operations;

•	our ability to initiate, continue or complete clinical and other research programs;

•	our ability to enter into licensing agreements;

•	our ability to develop and market new products and increase sales of existing products;

•	our ability to reach satisfactory resolutions of our disputes with third parties;

•	our ability to comply with all the covenants in our transaction documents with the selling shareholders;

•	our ability to collect the amounts owed to us by our distributors, customers and other third parties;

•	our ability to use tax loss carryforwards before they expire;

•	the possibility that new products may not meet with adequate customer acceptance;

•	our inability to obtain financing when needed;

•	our inability to obtain adequate supplies of Aloe vera L. leaves when needed or to purchase them at costs that will allow our products to be price-competitive; and

•	our inability to sell all of certain products that we have purchased or are obligated to purchase from certain suppliers.

USE OF PROCEEDS
We will not receive any of the proceeds from sales of shares of common stock by the selling shareholders.
SELLING SHAREHOLDERS
          The shares of common stock being offered by the selling shareholders are issuable upon conversion of the senior secured convertible debentures and upon exercise of the warrants. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. The selling shareholders have not had any material relationship with us within the past three years.
          The following table lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the senior secured convertible debentures and warrants, as of March 31, 2008, assuming conversion of all senior secured convertible debentures and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise. The third column lists the shares of common stock being offered by this prospectus by the selling shareholders. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.
          Under the terms of the senior secured convertible debentures and the warrants, a selling shareholder may not convert the senior secured convertible debentures or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the senior secured convertible debentures which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares
	Owned Prior to	Pursuant to this	Owned After
Name of Selling Shareholder	Offering(1)	Prospectus(2)	Offering(1)(2)

CAMHZN Master LDC(3)	409,884	91,466	318,418
CAMOFI Master LDC(3)	2,869,197	640,264	2,228,933
Castlerigg Master Investments Ltd.(4)	4,098,855	914,663	3,184,192
Iroquois Master Fund Ltd.(5)	2,396,812	548,798	1,848,014
Rockmore Investment Master Fund Ltd. (6)	3,279,084	731,731	2,547,353

(1)	Except as otherwise indicated, each selling shareholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. Except as otherwise indicated, the numbers and percentages shown include the shares of common stock actually owned as of March 31, 2008.

(2)	We have no assurance that the selling shareholders will sell any of the securities being registered hereby.

(3)	Richard Smithline has sole voting and dispositive power over such shares.

(4)	Sandell Asset Management Corp. is the investment manager of Castlerigg Master Investment Ltd. (“Castlerigg”) and has shared voting and dispositive power over the securities owned by Castlerigg. Sandell Asset Management Corp. and Thomas E. Sandell, its sole shareholder, disclaim beneficial ownership of the securities owned by Castlerigg.

(5)	Joshua Silverman, indirectly through an investment manager, has voting and investment discretion over the securities held by Iroquois Master Fund, Ltd. Joshua Silverman disclaims beneficial ownership of these shares.

(6)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of September 6, 2007, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.
          Additionally, we are required to make interest payments to the selling shareholders at a rate of 10% per annum and 18% per annum upon an event of default, including late principal payments. We are also required to pay liquidated damages to the selling shareholders in the event of the late filing of a registration statement equaling 1.5% of the purchase price paid by each selling shareholder. The aggregate 10% interest amounts we are required to pay are included in the following table, along with the monthly amount we may be required to pay in liquidated damages in the event of a late registration or a late principal payment. The amount of liquidated damages for a late principal payment is based on the principal amount outstanding as of March 31, 2008.

		CentreCourt-	CentreCourt-
Selling Shareholder	Rockmore	CAMOFI	CAMHZN	Iroquois	Castlerigg

10% Interest	$243,481.50	$213,046.31	$30,435.22	$182,611.13	$304,351.82

Liquidated Damages-Late Registration (Monthly)	$30,000.00	$26,250.00	$3,750.00	$22,500.00	$37,500.00

Liquidated Damages-Late Principal Prepayment	$25,000.00	$21,875.00	$3,125.00	$18,000.00	$31,250.00
          The gross proceeds of the transaction were $8,000,000. After deducting fees paid to Dawson James of $520,000, payoff of the Comerica loan of $1,670,490 and legal fees of $484,352, our net proceeds were $5,325,158.
          There were no prior securities transactions between us and the selling shareholders, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship with regarding the transaction, nor has there been any relationship or arrangement the issuer and the selling shareholders, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship with regarding the transaction in the past three years.
          We intend to make all principal and interest payments on a timely basis. We are not aware of the presence of any short selling by the selling shareholders.

PLAN OF DISTRIBUTION
          We are registering the shares of common stock issuable upon conversion of the senior convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the senior convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
          The selling shareholders (or their pledgees, donees, transferees or successors in interest) may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on the Nasdaq Capital Market or on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus;

•	through distributions to creditors and equity holders of the selling shareholders;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling shareholders may also enter into option or other transactions with broker dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
          Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
          There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
          The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
          We will pay all expenses of the registration of the shares of common stock pursuant to the securities purchase agreement, estimated to be $75,861 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against losses, claims, damages and liabilities, including some liabilities under the Securities Act, in accordance with the securities purchase agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any untrue or omitted information furnished to us in writing by the selling shareholder specifically for use in this prospectus, in accordance with the securities purchase agreement, or we may be entitled to contribution.
          Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
          The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Thompson & Knight LLP.
EXPERTS
          The financial statements of Carrington Laboratories, Inc. as of and for the years ended December 31, 2007 and 2006, and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Carrington Laboratories, Inc. have been audited by Weaver and Tidwell, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC, allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:
•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Current Reports on Form 8-K filed March 6, 2008, March 31, 2008 and April 15, 2008;

•	Preliminary Proxy Statement on Schedule 14A filed April 4, 2008;

•	The description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description; and

•	The description of our preferred share purchase rights contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.
     Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and number: Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038, telephone (972) 518-1300. You may also visit our website at www.carringtonlabs.com.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.

          Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information in this prospectus is current as of its date. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

2,926,922 Shares
of
Common Stock
Carrington Laboratories, Inc.

PROSPECTUS

April 17, 2008